# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIDA SENIOR LIVING, INC., CIK 0001043000
CUSIP: 140475203
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 14755 PRESTON ROAD, SUITE 810, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 08/21/2026
Amends the filing with accession number 0000895345-21-000958
Filed by CIK 0001850901
Persons authorized to receive notices and communications: Conversant Capital LLC, 25 Deforest Avenue, Attn: Paul Dumaine, Summit, New Jersey (NJ), 07901, 908-466-5050; With a copy to: John M. Bibona, Fried,Frank,Harris,Shriver&Jacobson LLP, One New York Plaza, New York, New York (NY), 10004, (212) 859-8000

## Reporting persons
- Conversant Dallas Parkway (A) LP (CIK 0001892127): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,826,361; sole dispositive power 0; shared dispositive power 7,826,361; aggregate amount beneficially owned 7,826,361 (15.9% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 6,857,823 shares of Common Stock, and (ii) 968,538 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Dallas Parkway (B) LP (CIK 0001892128): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 869,827; sole dispositive power 0; shared dispositive power 869,827; aggregate amount beneficially owned 869,827 (1.8% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 807,115 shares of Common Stock, and (ii) 62,712 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Dallas Parkway (D) LP (CIK 0002016872): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,032,216; sole dispositive power 0; shared dispositive power 1,032,216; aggregate amount beneficially owned 1,032,216 (2.1% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 1,032,216 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Dallas Parkway (F) LP (CIK 0002032036): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 648,942; sole dispositive power 0; shared dispositive power 648,942; aggregate amount beneficially owned 648,942 (1.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 648,942 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant PIF Aggregator A LP (CIK 0002034747): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,199,998; sole dispositive power 0; shared dispositive power 3,199,998; aggregate amount beneficially owned 3,199,998 (6.5% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 3,199,998 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant GP Holdings LLC (CIK 0001850910): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,377,346; sole dispositive power 0; shared dispositive power 10,377,346; aggregate amount beneficially owned 10,377,346 (21.1% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 9,346,096 shares of Common Stock, and (ii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Capital LLC (CIK 0001850901): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,454,529; sole dispositive power 0; shared dispositive power 14,454,529; aggregate amount beneficially owned 14,454,529 (29.5% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 13,423,279 shares of Common Stock, and (ii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Private GP LLC (CIK 0002034835): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,077,183; sole dispositive power 0; shared dispositive power 4,077,183; aggregate amount beneficially owned 4,077,183 (8.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 4,077,183 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- CPIF K Co-Invest SPT A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 224,829; sole dispositive power 0; shared dispositive power 224,829; aggregate amount beneficially owned 224,829 (0.5% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 224,829 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- CPIF Sparti SAF, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 652,356; sole dispositive power 0; shared dispositive power 652,356; aggregate amount beneficially owned 652,356 (1.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 652,356 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Simanovsky Michael (CIK 0001596522): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,454,529; sole dispositive power 0; shared dispositive power 14,454,529; aggregate amount beneficially owned 14,454,529 (29.5% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 13,423,279 shares of Common Stock, and (ii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 48,047,990 outstanding shares of Common Stock on August 7, 2026, as disclosed in the Amendment to the Form S-3 filed by the Issuer with the Commission on August 10, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: SONIDA SENIOR LIVING, INC.
Address of issuer's principal executive offices: 14755 PRESTON ROAD, SUITE 810, DALLAS, Texas (TX), 75254
Comment: This Amendment No. 10 ("Amendment No. 10") further amends and supplements the original statement on Schedule 13D filed by Conversant Dallas Parkway (A) LP ("Investor A"), Conversant Dallas Parkway (B) LP ("Investor B"), Conversant GP Holdings LLC ("Conversant GP"), Conversant Capital LLC ("Conversant Capital"), and Michael J. Simanovsky on November 12, 2021 (the "Original Schedule 13D"), as previously amended by them by the amended statement on Schedule 13D filed on August 10, 2026 ("Amendment No. 9"), Amendment No. 8 filed on March 13, 2026, Amendment No. 7 filed on November 5, 2025, Amendment No. 6 filed on October 17, 2024, Amendment No. 5 filed on August 21, 2024, Amendment No. 4 filed on March 26, 2024, Amendment No. 3 filed on February 6, 2024, Amendment No. 2 filed on November 6, 2023 and Amendment No. 1 filed on July 7, 2023. Amendment No. 4 was the initial statement on Schedule 13D for Conversant Dallas Parkway (D) LP ("Investor D") regarding the Issuer. Amendment No. 5 was the initial statement on Schedule 13D for Conversant PIF Aggregator A LP ("Aggregator A"), and Conversant Private GP LLC ("Conversant Private GP") regarding the Issuer. Amendment No. 6 was the initial statement on Schedule 13D for Conversant Dallas Parkway (F) LP ("Investor F") regarding the Issuer. Amendment No. 8 was the initial statement on Schedule 13D for CPIF K Co-Invest SPT A, L.P. ("CPIF K") and CPIF Sparti SAF, L.P. ("CPIF SAF"). Investor A, Investor B, Investor D, Aggregator A, Investor F, CPIF K and CPIF SAF together are the "Conversant Investors," and they, together with Conversant GP, Conversant Capital, Conversant Private GP and Mr. Simanovsky are the "Reporting Persons." The Original Schedule 13D, as previously amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 10, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used and not defined in this Amendment No. 10 have the meanings set forth in the Original Schedule 13D, as previously amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D, as previously amended, is hereby amended to incorporate the following.

On August 21, 2026, at the request of certain limited partners of CPIF SAF unaffiliated with Conversant Capital, and in satisfaction of Conversant Private GP's pre-existing obligations to such limited partners, Conversant Private GP caused CPIF SAF to distribute in kind an aggregate 1,182,595 shares of Common Stock to such limited partners for no consideration, in connection with their withdrawal from CPIF SAF.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D, as previously amended, is hereby amended by the addition of the following description of events involving the Reporting Persons and certain limited partners of CPIF SAF.

The disclosure set forth in Item 3 above regarding the distribution of shares of Common Stock to certain limited partners in CPIF SAF is incorporated herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: With respect to each Reporting Person, the information set forth in rows 11 and 13 of the applicable cover page is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to each Reporting Person, the information set forth in rows 7-10 of the applicable cover page is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Except for clients of Conversant Capital or another investment advisor subsidiary of Conversant Capital who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock or Warrants, if any, held in managed accounts, no person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock or Warrants described in this Schedule 13D, other than indirect interests of investors in the Conversant Investors.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by the addition of the following.

The disclosure set forth in Item 3 above regarding the transfer of shares of Common Stock to certain limited partners in CPIF SAF is incorporated herein. Conversant Capital has a non-discretionary investment advisory relationship with, and an ongoing interest in the proceeds of the sale of distributed shares of Common Stock received by, one of the distributees, subject in respect of the latter to an agreed-upon hurdle rate.

## Signatures
- Conversant Dallas Parkway (A) LP: /s/ Paul Dumaine, by: Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (08/25/2026)
- Conversant Dallas Parkway (B) LP: /s/ Paul Dumaine, by: Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (08/25/2026)
- Conversant Dallas Parkway (D) LP: /s/ Paul Dumaine, by: Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (08/25/2026)
- Conversant Dallas Parkway (F) LP: /s/ Paul Dumaine, by: Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (08/25/2026)
- Conversant PIF Aggregator A LP: /s/ Paul Dumaine, by: Conversant Private GP LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (08/25/2026)
- Conversant GP Holdings LLC: /s/ Paul Dumaine, by: Paul Dumaine, General Counsel and Chief Compliance Officer (08/25/2026)
- Conversant Capital LLC: /s/ Paul Dumaine, by: Paul Dumaine, General Counsel and Chief Compliance Officer (08/25/2026)
- Conversant Private GP LLC: /s/ Paul Dumaine, by: Paul Dumaine, General Counsel and Chief Compliance Officer (08/25/2026)
- CPIF K Co-Invest SPT A, L.P.: /s/ Paul Dumaine, by: Conversant Private GP LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (08/25/2026)
- CPIF Sparti SAF, L.P.: /s/ Paul Dumaine, by: Conversant Private GP LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (08/25/2026)
- Simanovsky Michael: /s/ Paul Dumaine, by: Paul Dumaine, Attorney-in-fact for Michael J. Simanovsky (08/25/2026)